Via Facsimile and U.S. Mail
Mail Stop 4720

October 8, 2009

John R. Byers
President and Chief Executive Officer
FPIC Insurance Group, Inc.
225 Water Street, Suite 1400
Jacksonville, Florida 32202

      Re: FPIC Insurance Group, Inc.
                  Form 10-K for Fiscal Year Ended December 31, 2008
                  Filed March 4, 2009
                  Schedule 14A Filed April 15, 2009
                  File No. 001-11983

Dear Mr. Byers:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                      Sincerely,

                      Jeffrey Riedler
                      Assistant Director